Exhibit 99.1

May 8, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary, First Capital Realty Inc., for the First Quarter of 2012

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 50.2% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its financial results for the first quarter of 2012, as published on May 7, 2012, in Canada.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES STRONG Q1 RESULTS

Toronto, Ontario (May 7, 2012) — First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets, announced today strong financial results for the quarter ended March 31, 2012.

QUARTER HIGHLIGHTS

	$ millions
Quarter ended March 31	2012	2011
Enterprise value	$6,393	$5,594
Debt to total assets – IFRS basis	45.2%	49.3%
Debt to total market capitalization	44.1%	45.3%
Property rental revenue	$139.2	$129.4
Net operating income (NOI) (1)	$87.7	$81.5

	$ millions		per share
Quarter ended March 31	2012	2011	2012	2011
Funds from Operations (FFO)(1)	$44.4	$39.3	$0.25	$0.24
FFO excluding other gains (losses) and (expenses)	$44.1	$37.9	$0.24	$0.23
Weighted average diluted shares for FFO (000’s)	180,456	164,754
Adjusted Funds from Operations (AFFO)(1)	$44.5	$40.2	$0.23	$0.22
AFFO excluding other gains (losses) and (expenses)	$44.7	$39.0	$0.23	$0.21
Weighted average diluted shares for AFFO (000’s)	196,763	185,909
Net income attributable to common shareholders	$99.1	$48.4	$0.52	$0.28
Weighted average common shares – diluted (000’s)	196,763	185,909

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release

•	Invested $99 million in acquisitions, development activities and property improvements;

•	Added 149,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•

Acquired four properties and land sites adjacent to existing shopping centres, one development land parcel and three development land parcels in two existing assemblies adding 59,000 square feet of gross leasable area and 3.6 acres of land for future development;

•	Sold two properties and the 50% interest in a third property totalling 141,000 square feet for gross proceeds of $47.6 million;

•

0.1% stable same property NOI growth, 1.0% total same property growth, which includes approximately $0.5 million from negative impacts of Blockbuster. Refer to the Management’s Discussion and Analysis for the three months ended March 31, 2012 for details of the change in the method of calculating same property NOI;

•	9.6% increase on rate per square foot on 416,000 square feet of renewal leases;

•	Occupancy of 95.9% compared to 96.4% at March 31, 2011; vacancy includes 0.6% of space held for redevelopment;

•

Gross new leasing totalled 177,000 square feet including development and redevelopment coming on line; lease closures totalled 179,000 square feet and closures for redevelopment totalled 61,000 square feet;

•	Completed new leasing on existing space totalling 125,000 square feet at an average rate of $19.03 per square foot;

•	Lease rates on openings and redevelopment coming on line increased by 22.0% versus all lease closures;

•	Average lease rate per occupied square foot increased by 4.1% from March 31, 2011 to $16.97 at March 31, 2012, including acquisitions of 59,000 square feet at $21.97 per square foot, 87.5% occupied.

“This year continues to be one of the busiest and most productive periods in the Company’s history,” said Dori J. Segal, President & CEO,” In the next twelve months we will remain focussed on completing a large number of development, redevelopment and expansion projects financed mainly through the recycling of capital, and in addition, expanding our urban mixed-use activities.”

NET INCOME

Net income attributable to common shareholders for the three months ended March 31, 2012 was $99.1 million or $0.52 per share (diluted) compared to $48.4 million or $0.28 per share (diluted) for the three months ended March 31, 2011. The increase in net income is primarily due to the increase in the value of investment properties ($74.9 million for the three months ended March 31, 2012 compared to $22.1 million for the same prior year period) as well as the increase in NOI resulting from acquisitions, development and redevelopment projects coming on line and same property NOI growth. The increase in the value of investment properties is primarily due to the decrease in the weighted average capitalization rates used to value the portfolio from 6.34% at December 31, 2011 to 6.25% at March 31, 2012. The increase in net income was partially offset by increases in interest expense, corporate expenses and deferred income tax expense due to the growth in net income before tax. The increase in the per share amount was also partially offset by an increase in the weighted average number of common shares outstanding resulting from various financing activities.

FFO AND AFFO

In the first quarter of 2012, FFO increased to $44.4 million or $0.25 per share (diluted) from $39.3 million or $0.24 per share (diluted) in the same prior year period. The increase for the quarter is primarily due to the increase in NOI resulting from acquisitions, development and redevelopment projects coming on line, as well as same property NOI growth. The effect of the increase in NOI was partially offset by increases in interest expense, corporate expenses and lower other non-recurring gains. The increase in the FFO per share amount was also partially offset by an increase in the weighted average number of common shares outstanding resulting from various financing activities. FFO included other net gains of $0.3 million compared to other net gains of $1.4 million in the same prior year period.

AFFO was $44.5 million or $0.23 per share (diluted) in the first quarter of 2012 compared to $40.2 million or $0.22 per share (diluted) in the same prior year period. AFFO included $0.2 million of other net losses in the quarter compared to $1.2 million of other net gains for the same prior year period.

Refer to the Funds from Operations, Other Gains (Losses) and (Expenses), Adjusted Funds from Operations and Net Operating Income sections in Management’s Discussion and Analysis for further information.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The Company completed the following financing activities for the quarter ended March 31, 2012:

•	On February 15, 2012 completed the redemption of its remaining 5.50% debentures in accordance with their terms at par by issuing 1.2 million common shares including conversions prior to redemption.

•	On February 16, 2012 issued $75 million principal amount of cashless convertible unsecured debentures at a coupon of 4.95% and a term to maturity of 5.1 years.

•	Funded $117.3 million of 10-year mortgage financing on four properties with a weighted average coupon of 3.92%.

Also, on April 4, 2012, the Company issued $175 million principal amount senior unsecured debentures Series N, with a coupon rate of 4.50% maturing March 1, 2021.

SUBSEQUENT EVENTS

Dividend

The Company announced today that it will pay a second quarter dividend of $0.20 per common share on July 12, 2012 to shareholders of record on June 29, 2012.

Acquisitions and Dispositions

•

Subsequent to quarter end, the Company sold a 50% interest in two shopping centres comprising 173,000 square feet (representing 50% of the total square footage of the properties) located in Sherwood Park, Alberta, to an institutional investor. Pursuant to the terms of the transaction, the Company has retained a 50% interest in the shopping centres and will provide asset and property management services. The Company also sold a 332,000 square foot shopping centre in Brantford, Ontario. The gross proceeds from these transactions total $127.6 million.

•

The Company announced on May 4, 2012 the proposed acquisition of the medical office and retail properties of Gazit America Inc. (“Gazit America”). First Capital Realty has proposed to pay for the acquisition by issuing common shares of the Company and by the assumption of certain property-related indebtedness. First Capital Realty’s acquisition proposal was made in connection with a proposal by Gazit-Globe Ltd. (“Gazit-Globe”) to privatize Gazit America by acquiring all of the issued and outstanding common shares of Gazit America not already beneficially owned by Gazit-Globe. Completion of the proposed transactions is conditional upon the satisfactory completion of due diligence by First Capital Realty and Gazit-Globe, the negotiation of definitive transaction agreements, satisfaction of approvals and certain other customary conditions. For further details refer to the Company’s press release dated May 4, 2012.

2012 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company’s current guidance to the previously provided guidance follows.

(per share amounts, except for projected FFO, AFFO and shares outstanding)	2012 Guidance as at Q1		2012 Guidance provided at 2011 Year End		Variance
	Low	High	Low	High	Low	High
Projected diluted net income per share	$1.08	$1.12	$0.72	$0.76	$0.36	$0.36
Adjustments
Projected fair value increase and deferred income taxes	$(0.12)	$(0.12)	$0.24	$0.24	$(0.36)	$(0.36)
Projected FFO per share	$0.96	$1.00	$0.96	$1.00	—	—
Projected FFO	$174.8	$182.1	$174.8	$182.1	—	—
Projected weighted average shares outstanding for per share FFO calculations	182.3		182.1		0.2

Projected FFO	$174.8	$182.1	$174.8	$182.1	—	—
Projected weighted average shares outstanding for per share AFFO calculations (including conversion of convertible debentures)	199.0		198.5		0.5
Projected FFO per share (using weighted average AFFO shares outstanding)	$0.88	$0.92	$0.88	$0.92	—	—
Projected revenue sustaining capital expenditures	$(0.08)	$(0.08)	$(0.08)	$(0.08)	—	—
Projected non-cash items, net	0.10	0.10	0.10	0.10	—	—
Projected AFFO per share	$0.90	$0.94	$0.90	$0.94	—	—

The variance in projected diluted net income per share from previous guidance to Q1 guidance primarily represents the actual increase in the value of investment properties recorded in the first quarter, net of associated deferred income taxes. The Company does not forecast changes in the values of investment properties when issuing guidance. These value changes are included in net income but not in FFO and AFFO.

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company’s capital structure and share price, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, funds from operations and adjusted funds from operations are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2012 guidance is based on the following operating activity assumptions inclusive of year-to-date activity:

•	Stable same property NOI growth of 1.0% to 2.0%;

•	Development, redevelopment and expansion coming on line of 600,000 to 700,000 square feet with approximate gross book value of $250 to $300 million;

•	Redevelopment and income-producing property acquisitions totalling approximately $150 to $200 million for the year;

•	Disposition of approximately $300 million of income-producing properties in 2012;

•	Revenue sustaining capital expenditures are expected to be approximately $0.75 per square foot on average;

•	Capital structure and leverage will be similar to March 31, 2012;

•	The impact of the proposed acquisition of the medical office and retail properties of Gazit America has not been considered.

Readers should refer to the section below titled “Forward-Looking Statements” for important information on risk factors.

For further information on management’s outlook and view on the business environment please refer to the “Outlook and Business Environment” section of the MD&A for the quarter ended March 31, 2012.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the first quarter ended March 31, 2012 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com. First Capital Realty’s Corporate Presentation will also be available today on the Home Page of the Company’s website.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing our first quarter results on Tuesday, May 8, 2012 at 10.00 a.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 866-299-6657 or at 416-641-6135. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through May 22, 2012 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 4711080.

Webcast:

To access the webcast, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our home page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 866-299-6657 or 416-641-6135. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets. The Company currently owns interests in 165 properties, including seven under greenfield development, totalling approximately 22.8 million square feet of gross leasable area and three sites in the planning stage for future retail development.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the quarter ended March 31, 2012, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “believes”, “estimates”, “will”, “anticipates” and similar expressions. Statements pertaining to the Company’s proposed acquisition of the medical office and retail properties of Gazit America also constitute forward-looking statements. Forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2012 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2012 Guidance” section of this press release also include that consumer demand will remain stable, demographic trends will continue and there will continue to be barriers to entry in the markets in which the Company operates.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s 2011 Annual Report and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to, general economic conditions, the availability of new competitive supply of retail properties which may become available either through construction or sublease, First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents, changes in interest rates and credit spreads, availability of debt and equity financing, tenant bankruptcies, tenant financial difficulties and defaults, unexpected costs or liabilities related to acquisitions, development and construction, environmental liability and compliance costs, the relative illiquidity of real property, legal matters, reliance on key personnel, changes in operating costs, First Capital Realty’s ability to obtain insurance coverage at a reasonable cost and changes in the U.S.–Canadian foreign currency exchange rate. Additional risks and factors associated with the Company’s proposed acquisition of the medical office and retail properties of Gazit America include, but are not limited to, risks associated with negotiating definitive agreements, satisfying approvals and other conditions of such a transaction, share price volatility for First Capital Realty and Equity One, Inc. and general economic conditions.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR